EXHIBIT 99.1

Equinor to take full ownership in Empire Wind through a swap transaction with bp in the US

Equinor (OSE: EQNR, NYSE: EQNR) has entered into a swap transaction with bp, under which Equinor will take full ownership of the Empire Wind lease and projects and bp will take full ownership of the Beacon Wind lease and projects.

Under the agreement, Equinor will take 100% ownership of Empire Offshore Wind Holdings LLC. Subject to certain conditions, Equinor will also take over bp’s 50% share of the South Brooklyn Marine Terminal (SBMT) lease. Bp will take over Beacon Wind Holdings LLC and the associated project company that holds the Astoria Gateway for Renewable Energy site and will become the operator of the Beacon Wind projects. The transaction will be cash neutral, except for standard settlements of cash and working capital items.

The agreement provides Equinor and bp with the flexibility to pursue their respective priorities under their corporate strategies. Equinor has more than 20 years’ experience with offshore wind and entered the US offshore wind market already in 2017 – and has also built a strong offshore wind portfolio with assets in key markets like UK, Poland, Germany, and South Korea.

Following the signing of the agreement, a bid was submitted for the Empire Wind 1 project in New York’s fourth offshore wind solicitation round, which closed at 3pm ET today 25 January 2024. It has also been agreed with the New York State Energy Research and Development Authority (NYSERDA) to terminate the Offshore Wind Renewable Energy Certificate (OREC) Purchase and Sale Agreement for the Beacon Wind 1 project. Subject to closing the transaction, Equinor will take the Empire Wind projects forward on a 100% ownership basis and will continue to develop its strong offshore wind organization in the US. Bp will take the Beacon projects forward on a 100% ownership basis.

“We aspire to be a leading company in the energy transition. Building on our experience as a leading player in US offshore wind, we now take full ownership of a mature, large-scale offshore wind project in a key energy market, where we have built a strong local organization,” says Pål Eitrheim, executive vice president of Renewables in Equinor.

“Empire Wind 1 is ready to deliver on New York’s climate and energy goals, with numerous permits and supplier contracts secured. The strong commitment by the state to develop this industry is reflected in the NY4 rapid rebid offering, providing an opportunity to improve value creation for the project,” says Molly Morris, senior vice president for Renewables in the Americas in Equinor.

Both Empire Wind 1 and 2 have been impacted by industry-wide macroeconomic effects, and while Empire Wind 1 is bidding into the NY4 solicitation, Empire Wind 2 will be matured for future solicitation rounds. Subject to the award of a new OREC contract in the NY4 solicitation, the project is expected to deliver a real base project return towards the lower end of the guided range for renewable projects of 4-8% on a forward-looking basis.

Upon closing, the assets will be fully consolidated into Equinor’s balance sheet. Taking 100% ownership in the Empire Wind projects and SBMT lease is expected to increase near term reported capital expenditure for Equinor. The increase is around USD 1.2 billion for 2024 and around USD 1.5 billion for 2025, before any project financing. Development of Empire Wind 1 is contingent upon a positive result in the NY4 solicitation, and a final investment decision is expected mid-2024. Equinor intends to use project financing and to bring in a partner at the right time to enhance value and reduce ownership share and exposure. The reset for Empire Wind 2 and the exit from Beacon Wind reduces expected capital expenditure from 2027 to 2030.

The transaction is subject to regulatory approval. The agreed effective date is 1 January 2024 and closing is expected in Q2 or Q3 2024. The transaction is expected to result in a combined reported loss estimated to around USD 200 million for Equinor, assuming a positive outcome of the NY4 solicitation. This has no cash effect and will not impact adjusted earnings.

About Empire & Beacon Wind

  The Empire Wind lease was awarded to Equinor in 2017. It is being developed in two projects, Empire Wind 1, with a potential capacity of 810 MW, and Empire wind 2, with a potential capacity of above 1,200 MW.
  The Beacon Wind lease was awarded to Equinor in 2019. It is being developed in two projects, Beacon Wind 1 1,230 MW with a potential capacity of and Beacon Wind 2 with a potential capacity of 1,360 MW.
  In 2020, bp farmed into a 50% share of the Empire Wind and Beacon Wind assets for a total consideration of USD 1.1 bn.
  Equinor won an offtake contract with the state of New York for Empire Wind 1 in 2019 and in 2021 Equinor and bp were awarded offtake contracts for the Empire Wind 2 and Beacon Wind 1 projects in New York’s second solicitation round.

Recent developments

  In 2022, an agreement was signed to transform the South Brooklyn Marine Terminal (SBMT) into a world-class offshore wind hub.
  In 2023 Beacon Wind purchased the site of the Astoria Gas Turbines, with the potential to transform the site into The Astoria Gateway for Renewable Energy.
  In 2023, Equinor and bp were among more than 100 renewables project developers that filed petitions with the State of New York to provide additional price support for their projects, due to industry-wide impacts from extraordinary macroeconomic effects. The petition was denied.
  After the announcement of the denied petitions, the Governor of New York released a 10-point action plan which included an expedited renewable energy procurement process – New York’s fourth offshore wind solicitation round, NY4.
  The Empire Wind 1 and Empire Wind 2 projects recently reached a key federal permitting milestone, having received the federal Record of Decision from BOEM. Last month, Empire Wind 1 also received its Article VII Certificate of Environmental Compatibility and Public Need in New York.

Further information from:

Investor relations:
Bård Glad Pedersen, Senior vice president, Head of Investor Relations
bgp@equinor.com
+47 918 01 791

Media:
Magnus Frantzen Eidsvold, Media spokesperson, Renewables, marketing and midstream
mfei@equinor.com
+47 975 28 604

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.